SAME SAME BUT DIFFERENT LLC

(the “Company”)
a California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Same Same But Different LLC. Management

We have reviewed the accompanying financial statements of Same Same But Different, LLC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

August 10, 2026

BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	428,156	339,063
Accounts Receivable		10,874	-
Total Current Assets		439,030	339,063
TOTAL ASSETS	$	439,030	339,063
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	45,305	73,369
Accrued Interest- Short Term		233,629	101,629
Deferred Revenue		250,000	408,266
Line of Credit		-	-
Other Current Liabilities		-	50,000
Note Payable- Current		250,000	-
Note Payable (Related Party)		660,000	1,210,000
Total Current Liabilities	$	1,438,934	1,843,264
Non-Current Liabilities:			
Note Payable (Related Party) Long Term	$	830,000	-
Note Payable		-	250,000
Accrued Interest		102,217	197,467
Total Non-Current Liabilities	$	932,217	447,467
TOTAL LIABILITIES		2,371,151	2,290,731
EQUITY			
Members' Capital	$	2,243,376	2,000,995
Accumulated Deficit		(4,175,496)	(3,952,663)
TOTAL EQUITY	$	(1,932,120)	(1,951,668)
TOTAL LIABILITIES AND EQUITY	$	439,030	339,063

See Accompanying Notes to these Unaudited Financial Statements

SAME SAME BUT DIFFERENT LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	3,030,286	2,066,433
Cost of Goods Sold		(503,858)	(345,043)
Gross Profit	$	2,526,427	1,721,390
Operating Expenses			
General & Administrative Expenses	$	2,172,286	2,133,600
Advertising & Marketing		390,781	270,892
		-	-
Depreciation Expense		-	-
Amortization Expense		-	-
Total Operating Expenses		**2,563,067**	**2,404,492**
Total Loss from Operations	$	**(36,640)**	**(683,102)**
Other Income (Expense)			
Interest Expense	$	(117,006)	(275,446)
Other Income		26,803	-
Financing Costs		-	-
Other Expense		(95,989)	(3,174)
Total Other Income (Expense)		**(186,193)**	**(278,620)**
Net Income (Loss)	**$**	**(222,832)**	**(961,722)**

See Accompanying Notes to these Unaudited Financial Statements

SAME SAME BUT DIFFERENT LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' MEMBER EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/24	49,197	1,692,594	(2,990,942)	(1,298,348)
Contribution	3,087	308,401	-	308,401
Distribution	-	-	-	-
Net income (loss)	-	-	(961,722)	(961,722)
Ending balance at 12/31/24	52,284	2,000,995	(3,952,663)	(1,951,668)
Contribution	14,944	242,380	-	242,380
Distribution	-	-	-	
Net income (loss)	-	-	(222,832)	(222,832)
Ending balance at 12/31/25	67,228	2,243,376	(4,175,496)	(1,932,120)

See Accompanying Notes to these Unaudited Financial Statements

SAME SAME BUT DIFFERENT LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(222,832)	(961,722)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable		(10,874)	-
Accounts Payable		(28,064)	(208,084)
Accrued Interest		36,750	227,822
Other Current Liabilities		(50,000)	45,197
Deferred Revenue		(158,266)	408,266
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(210,454)	473,201
Net Cash provided by (used in) Operating Activities	$	(433,286)	(488,521)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Line of Credit	$	-	(76,404)
Note Payables (Related Party)		280,000	450,000
Note Payabes		-	(50,000)
Members' Capital		242,380	407,298
Net Cash provided by (used in) Financing Activities	$	522,380	730,894
Cash at the beginning of period		339,063	96,689
Net Cash increase (decrease) for period	$	89,094	242,374
Cash at end of period	$	428,156	339,063

Supplemental Disclosures of Cash Flow Information:

	2025	2024
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Same Same But Different LLC (the "Company") was formed on January 1, 2018, as a limited liability company organized under the laws of the State of California. The Company's principal place of business and headquarters are located in San Diego, California.

The principal purpose of the Company is to engage in the business of organizing and producing music festivals and related live events. The Company produces its flagship event, the annual Same Same But Different Festival, which is a three-day camping, music, and lifestyle festival held at Lake Perris State Park in Southern California. In addition to its flagship festival, the Company promotes and produces smaller concerts throughout the year in San Diego, Los Angeles, and San Francisco.

The Company's festivals focus on creating an intimate, community-driven experience featuring curated musical lineups alongside wellness workshops, immersive art, and other unique activities. The Company's primary customers are individual consumers located in Southern California and the western United States, though attendance draws from across the country and internationally.

The Company generates its revenue primarily through one-off live events. The largest revenue stream is consumer ticket sales for the festival, which includes general admission, VIP upgrades, camping passes, parking passes, RV passes, and other experiential add-ons. Additional revenue is generated through vendor and sponsorship agreements, as well as on-site food, beverage, and merchandise sales.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $428,156 and $339,063 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable consist primarily of uncollateralized customer obligations due under normal trade terms. While the majority of the Company's revenue is collected at the time of purchase, accounts receivable are generally created through sponsorship and advertising agreements, which may be paid on credit under agreed payment terms or from short-term event settlements representing the Company's revenue share from venues and concessionaires. Receivable Balances Accounts receivable totaled $10,874 as of December 31, 2025, and $0 as of December 31, 2024.

Allowance for Doubtful Accounts

Management evaluates receivables for collectability based on historical experience, the age of the accounts, and specific customer conditions. As of December 31, 2025, and December 31, 2024, management considers all outstanding accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company derives its revenue from multiple streams related to its live events and festival operations, which are recognized as follows based on the nature of each performance obligation:

Ticket Sales and Experiential Add-Ons: Revenue from consumer ticket sales (including General Admission and VIP) and festival add-ons (including camping passes, parking, RV placement, and glamping) is recognized at the point the performance obligation is satisfied, which is when the festival occurs and the customer is provided access to the event or service. Payments are generally collected at the time of purchase, and any amounts collected prior to the event are recorded as deferred revenue.

Sponsorship and Advertising Income: Revenue from sponsorships is recognized as the contracted promotional benefits are delivered. These contracted promotional benefits may include brand placement, naming rights, digital marketing, and on-site activations. Benefits delivered over a promotional campaign are recognized over that campaign period, while benefits primarily connected to the physical festival are recognized when the festival occurs.

Food, Beverage, and Vendor Fees: Revenue from direct bar sales is recognized at the point of sale. Vendors pay in advance for space and access during the event, and this revenue is recognized during the festival as the service is provided. For concessionaire revenue-sharing arrangements, revenue is recognized based on the Company's contractual share of actual sales generated during the event, typically determined during the final event settlement.

Merchandise Sales: Revenue from the sale of branded merchandise is recognized at the point of sale for in-person transactions and when items are shipped to the customer for online transactions.

Same Same Presents (Promoter Revenue): Revenue derived from promoting and producing smaller live shows throughout the year is deferred until the live performance takes place and is recognized once the show is delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Brad Sweet (CEO/Manager): In 2024, the Company consolidated prior debt into a $450,000 unsecured note bearing interest at 9% per annum. In March 2025, the Company executed an additional $60,000 note bearing interest at 1% per annum, which is secured by 1,199.32 membership units and includes an option to convert to equity. As of December 31, 2025 and December 31, 2024, the total principal outstanding was $510,000 and $450,000 with $67,305 and $25,644 in accrued interest, respectively.

Larry Sweet (Father of CEO): The Company holds a $300,000 unsecured loan payable bearing interest at 5% per annum. The note was extended on a month-to-month basis. As of December 31, 2025 and December 31, 2024, the principal outstanding was $300,000 for both years. Accrued interest amounted to $24,438 and $19,438 as of December 31, 2025 and December 31, 2024, respectively.

Tyler Enterprises, Inc. (Shareholder): The Company holds a $300,000 unsecured loan payable bearing interest at 18% per annum. As of December 31, 2025, the principal outstanding was $300,000 for both years. Accrued interest amounted to $84,575 and $66,575 as of December 31, 2025 and December 31, 2024, respectively.

Golfwire LLC / Joel Nathanson (Shareholder & Cousin of CEO): In 2024, the Company executed a $100,000 unsecured notes bearing interest at 12% per annum. In 2025, the Company executed an additional $100K note bearing 12% interest and a $60,000 note bearing interest at 1% per annum, secured by membership units and containing an equity conversion option. As of December 31, 2025 and December 31, 2024, the total principal outstanding was $260,000 and $200,000, with $34,911 and $28,822 in accrued interest, respectively.

Colby Jacobson (Shareholder): The Company holds a $60,000 unsecured loan payable initially bearing interest at 20% per annum. As of December 31, 2025, the principal outstanding was $60,000 for both years. Accrued interest amounted to $19,616 and $15,616 as of December 31, 2025 and December 31, 2024, respectively.

Michael Ault (Shareholder): In March 2025, the Company executed a $60,000 note bearing interest at 1% per annum. The note is secured by 1,199.32 membership units and provides the lender with an option to convert the outstanding balance into membership units. As of December 31, 2025, the principal outstanding was $60,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Overview of Financing Activities:

To fund ongoing operations, event production, and working capital needs, the Company utilizes a combination of short-term and long-term financing, primarily consisting of promissory notes from related and third parties, as well as short-term ticketing advances.

Ticketing Advance
The Company utilizes advances from its ticketing partner, TIXR, to support upfront production and operational expenses prior to the festival. Under this arrangement, TIXR remits ticket sale proceeds to the Company net of the agreed-upon repayment amount until the advance is fully recovered. As of December 31, 2025, the outstanding ticketing advance was $250,000, compared to $408,266 as of December 31, 2024. These amounts are classified entirely as current liabilities.

Short-Term Business Loans
In April 2023, the Company entered into a business installment loan with Celtic Bank (serviced by OnDeck) for $200,000, bearing interest at 43.96% and requiring weekly payments. The loan was fully paid off during the 2024 fiscal year, leaving a $0 principal balance as of December 31, 2024, and December 31, 2025.

Notes Payable The Company has issued several unsecured promissory notes to investors, shareholders, and management. A summary of the outstanding notes payable as of December 31, 2025, and December 31, 2024, is as follows:

- **Larry Sweet (Related Party):** A $300,000.00 promissory note bearing interest at 5% per annum, executed on September 14, 2023. The note originally matured on March 14, 2024. The note has been extended on an informal month-to-month basis and remains overdue. Unpaid interest was $24,438.36 and $19,438.36 as of December 31, 2025, and December 31, 2024, respectively.

- **Tyler Enterprises, Inc. (Related Party):** A $300,000.00 promissory note bearing interest at 18% per annum, executed on October 5, 2023. A formal amendment dated July 2, 2024, extended the maturity date of the note to April 4, 2025, and the note currently remains overdue. Unpaid interest was $84,575.34 and $66,575.34 as of December 31, 2025, and December 31, 2024, respectively.

- **Colby Jacobson (Related Party):** A $60,000.00 promissory note bearing interest at 20% per annum, executed on September 12, 2023. A July 10, 2024 amendment extended the maturity date to February 4, 2025, and the note was unpaid as of December 31, 2025. Unpaid interest was $19,616.44 and $15,616.44 as of December 31, 2025, and December 31, 2024, respectively. Subsequent to year-end, on February 6, 2026, the parties executed an Amended and Restated Promissory Note acknowledging an Agreed Balance of $88,635.62. The note was restructured with a $20,000.00 signing payment, with the remaining $68,635.62 balance split into a $60,000.00 principal balance (bearing interest at 10%) and an interest-free $8,635.62 deferred interest balance.

- **Brad Sweet (Related Party):** Composed of a consolidated $450,000.00 promissory note bearing interest at 9% per annum (matures March 4, 2027) executed in March 2025 to replace the company's overdue 2023 obligations, and a $60,000.00 promissory note issued in April 2025. A November 2025 amendment to the $60,000.00 note adjusted the interest rate to 10% per annum and extended its maturity to February 28, 2027. The $60,000.00 note contains a conversion option allowing the lender to convert the balance into equity. Outstanding principal was $510,000.00 and $450,000.00 as of December 31, 2025, and December 31, 2024, respectively. Unpaid accrued interest was $67,304.80 and $25,643.84 as of December 31, 2025, and December 31, 2024, respectively.

- **Golfwire LLC / Joel Nathanson (Related Party):** Composed of two $100,000.00 promissory notes bearing interest at 9% per annum (maturing March 10, 2027) executed in March 2025 to supersede the Company's 2024 obligations, and a $60,000.00 promissory note issued in April 2025. A November 2025

amendment to the $60,000.00 note adjusted the interest rate to 10% per annum and extended its maturity to February 28, 2027. The $60,000.00 note contains a conversion option allowing the lender to convert the balance into equity. Outstanding principal was $260,000.00 and $100,000.00 as of December 31, 2025, and December 31, 2024, respectively. Unpaid accrued interest was $34,910.96 and $66,821.92 as of December 31, 2025, and December 31, 2024, respectively.

- **Michael David Ault (Related Party):** A $60,000.00 promissory note issued in April 2025. A November 2025 amendment adjusted the interest rate to 10% per annum and extended the maturity to February 28, 2027. The note contains an equity conversion option. Outstanding principal was $60,000.00 as of December 31, 2025. Accrued interest on this note was $0.00 as of December 31, 2025.

- **Music Box LLC (Third Party):** A promissory note originally executed for $300,000.00. Pursuant to a Second Addendum signed on November 19, 2024, and a $50,000.00 principal payment, the principal balance was reduced to $250,000.00 as of December 31, 2024, and December 31, 2025. Under the terms of the addendum, accrued interest is contractually locked at $105,000.00, the note bears interest at 10% per annum, and the balloon payment is due on December 31, 2026.

The following table summarizes the principal and accrued interest balances for the years ended December 31, 2025, and December 31, 2024, grouped by current and long-term principal classifications:

Debt Instrument	2025 Principal	2025 Accrued Interest	2024 Principal	2024 Accrued Interest
Current Notes Payable				
Brad Sweet	-	-	450,000	25,644
Colby Jacobson	60,000	19,616	60,000	15,616
Golfwire LLC / Joel Nathanson	-	-	100,000	66,822
Larry Sweet	300,000	24,438	300,000	19,438
Music Box LLC	*250,000*	*105,000*	-	-
Tyler Enterprises, Inc.	300,000	84,575	300,000	66,575
Total Current Notes	910,000	233,629	1,210,000	194,095
Long-Term Notes Payable				
Brad Sweet	510,000	67,305	-	-
Golfwire LLC / Joel Nathanson	260,000	34,911	-	-
Michael David Ault	*60,000*	-	-	-
Music Box LLC	-	-	250,000	105,000
Total Long-Term Notes	**$830,000**	**$102,216**	**$250,000**	**$105,000**

NOTE 6 – EQUITY

Capital Structure The Company is organized as a California limited liability company. In December 2023, the Company amended its Operating Agreement to transition from a percentage-based ownership structure to a unit-based structure, authorizing a total of 60,000 membership units. As of December 31, 2025, and December 31, 2024, the Company had 67,228 membership units issued and outstanding.

Voting Rights and Profit/Loss Allocations: Each membership unit entitles the holder to one vote on Company matters. Profits and losses are allocated among members in proportion to their ownership units, with one notable exception: membership units allocated to specific management members (the CEO and one other founding

member) do not participate in the loss distributions of the Company, though they retain full voting and profit-sharing rights. These allocation rules remained in effect for the years ended December 31, 2025, and December 31, 2024.

Distributions: Distributions of cash or property are made at the sole discretion of the Manager, based on the Company's financial condition and operating needs. Given the Company's accumulated deficit and need to fund ongoing event operations, no member distributions were declared or paid during the years ended December 31, 2025, and December 31, 2024.

Convertible Debt and Equity Options: The Company has issued debt instruments that contain options to convert the debt into equity, which could dilute current membership interests if exercised. As of December 31, 2025, and December 31, 2024, the following conversion options were outstanding:

> 2025 Promissory Notes: During 2025, the Company issued three separate $60,000 promissory notes to related parties (Brad Sweet, Joel Nathanson, and Michael Ault). Each of these notes provides the lender with the option to convert the outstanding balance into membership units of the Company based on a total Company valuation of $8,000,000. As of December 31, 2025, these options remained unexercised and no units had been issued under these agreements. These options did not exist as of December 31, 2024.

Default Conversion Provisions: The outstanding 2023 promissory notes held by Tyler Enterprises, Inc. and Larry Sweet contain default provisions that grant the lenders the option to convert their respective notes into a 6.00% Class B Non-Voting Membership Interest in the event the Company fails to pay the outstanding balance at maturity. These conversion provisions remained in effect and unexercised as of December 31, 2025, and December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2026, the date these financial statements were available to be issued.

Debt Restructuring On February 6, 2026, the Company executed an Amended and Restated Promissory Note with a related party (Colby Jacobson) to restructure an existing $60,000 note that had previously matured on February 4, 2025. The restructured agreement established a new agreed principal balance of $88,635.62, which rolled the original $60,000 principal together with $28,635.62 in unpaid and deferred interest into the new note balance.

Issuance of Membership Units Subsequent to December 31, 2025, the Company issued additional membership units to new investors to raise capital, which included units issued to crowdfunding investors through Wefunder SPV, LLC. As a result of these 2026 equity issuances, the total number of issued and outstanding membership units increased from the 67,228 units reported at year-end 2025 to 67,467 units as of July 2026.